100 Park Avenue Suite 2000 New York, NY 10017 UNITED STATES OF AMERICA T: 212.812.4124

Nicole Simon
212.812.4137
nsimon@stradley.com

September 19, 2025
VIA EDGAR
Mr. John Kernan
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:
YieldStreet Alternative Income Fund Inc. (CIK 0001762229) Annual Shareholder Report on Form N-CSR for the Reporting Period from January 1, 2024 to December 31, 2024 (SEC Accession No. 0001104659-25-021631)

Dear Mr. Kernan:
On behalf of YieldStreet Alternative Income Fund Inc. (the “Fund” or the “Company”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone call on July 24, 2025, with respect to the Fund’s annual shareholder report filed on Form N-CSR with the Commission on March 7, 2025 (the “Annual Report”). The Staff’s comments as we understand them from our telephone call are set forth below in italics and are followed by the Fund’s responses. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Annual Report. Where revisions are proposed to be made to any future shareholder reports or to the Fund’s prospectus or statement of additional information in connection with any of the below responses, such proposed revisions have been reflected in appendices attached hereto.
1.
Comment:  In correspondence, please provide an accounting analysis citing relevant U.S. GAAP and other relevant guidance and pronouncements supporting the non-recognition of a valuation allowance on a portion or all of the deferred tax assets of $4,285,489 for future tax benefits disclosed in “Note 10: Income Taxes” in the financial statements for the fiscal year ended December 31, 2024. In your response, please cite all positive and negative evidence assessed to determine that it is more likely than not that future taxable income will be sufficient to fully or partially realize the deferred tax asset for net operating loss carryforwards. Staff notes that substantially all of the $16.7 million in federal net operating losses were realized in the 2021 tax year and the balance has remained relatively static in the intervening three years. Staff also notes that ASC 740-10-30-21 states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence that calls into question the future realization of all or a portion of a future tax benefit.

Stradley Ronon Stevens & Young, LLP  |  stradley.com
Chicago  |  Los Angeles  |  New York  |  Philadelphia  |  Washington, D.C.

September 19, 2025

Response:  Generally, the ASC 740 guidance (ASC 740-10-30-18) provides four sources of income to support the realization of deferred tax assets: (1) future reversals of existing temporary differences, (2) future taxable income exclusive of reversing temporary differences and carryforwards, (3) taxable income in prior carryback year(s) if tax law permits carryback, and (4) certain tax planning strategies.

As a source of income to support the realization of deferred tax assets, the Company looked primarily to anticipated future reversals of existing taxable temporary differences within the taxable subsidiary (the “Subsidiary”) that has generated the net operating loss.  Management noted that the Subsidiary is in an overall net deferred tax liability position with a significant taxable temporary difference related to its investments (including ownership of an underlying entity taxed as a partnership). We note the deferred tax liability of $6.1M would exceed any limitation on utilization of the net operating loss and thus the net operating loss would be utilized in full.  The reversal of the taxable temporary differences was considered in relation to the realizability of the net operating losses, as outlined in ASC 740-10-30-18, as they both have an indefinite timeframe for reversal, and the reversal of the taxable temporary difference in fact allows for the deferred tax asset to be utilized (subject to any limitations). The Company analyzed the applicable limitations as required under ASC 740-10-55-36 and determined that even with such limitations no deferred tax assets remained unutilized after consideration of these taxable temporary differences.

While the Company believes that other sources of positive evidence would further support the realization of its deferred tax assets, per applicable accounting guidance, an analysis of such further positive evidence was not required.  Specifically, the guidance under ASC 740-10-30-18 states that “to the extent evidence about one or more sources of taxable income is sufficient to support a conclusion that a valuation allowance is not necessary, other sources need not be considered.”  Therefore, based on the foregoing the Company determined it only needed to rely on future reversals of existing taxable temporary differences to support the realization of its deferred tax assets.

Management also considered whether there was negative evidence that called into question the future realization of all or a portion of a future tax benefit.  Examples of negative evidence, set forth in ASC 740-10-30-21, are as follows, for which we have addressed the Company’s position around each:

•	Cumulative losses in recent years: We note that this is N/A as the Subsidiary is in a three-year cumulative income position.

•	Losses expected in early future years: We note that this is N/A as the Subsidiary is expected to have continued profitability (i.e., taxable income) for the foreseeable future.

•
Unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future year: We note that this is N/A as there are no unsettled circumstances at this time.

•
A carryback, carryforward period that is so brief it would limit realization of tax benefits if a significant deductible temporary difference is expected to reverse in a single year or the entity operates in a traditionally cyclical business: We note that this is N/A as the net operating losses shown are subject to an indefinite carryforward life and align with the deferred tax liability reversal as discussed above.

September 19, 2025

2.
Comment:  The Staff notes that the Fund used a bank line of credit during the fiscal year but disclosure in Note 9 does not include the average dollar amount of borrowings and average interest rate. Please update in future filings to include the disclosure required by Regulation S-X 6-07.3.

Response:  The Fund will clarify its disclosure in future filings in response to the Staff’s comment and notes that such disclosure has been clarified in the Fund’s semi-annual report to shareholders for the period ended June 30, 2025.

3.
Comment:  Please confirm that the Fund has indicated by an appropriate symbol each issue of security which is non-income producing as required by Regulation S-X Article 12. Staff notes that there are three securities designated as “in default” in Form N-PORT filed on February 28, 2025, but only one of the three securities are designated as non-income producing in the Schedule of Investments.

Response:  The Fund has confirmed that in the Fund’s semi-annual report to shareholders for the period ended June 30, 2025, each issue of security which is “non-income producing” as set forth in Regulation S-X Article 12 is indicated with an appropriate symbol. With respect to the three specific investments highlighted in the Staff’s comment, the Fund notes that such issuers had been making intermittent payments, though such payments were not in line with their contractual obligations. Going forward the Fund intends to mark these investments as non-income producing until such time as they cease to be in default.

4.	Comment: Please briefly explain what prompted the amended Form N-CEN filing on March 11, 2025.

Response:  In compiling information for the Fund’s N-CEN filing, it was noted that for purposes of responding to Item C.19. (Average Net Assets), the Fund’s source data only captured assets held at the Fund and failed to capture the assets of the Fund’s subsidiaries. This error was discovered shortly after filing and the Fund promptly filed an amendment to correct the error. The Fund has made enhancements to its processes with the goal of preventing such an error in the future.

*	*	*

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (212) 812-4137.

Sincerely,

/s/ Nicole Simon
Nicole Simon

cc:	Stephen Ferrara, Chief Financial Officer, Treasurer and Controller of the Company
William Majeski, General Counsel of Yieldstreet Management, LLC